

Remi Manwar · 3rd

Oil & Gas Investor, Real Estate Investor, VC Venture Capital, Angel Investor.

Hydrocarbon Minerals, LLC · City Colleges of Chicago–Richard J Daley College

Bridgeview, Illinois, United States · **Contact info**

500+ connections

Experience



Business Partner
Hydrocarbon Minerals, LLC
Dec 2006 - Present · 15 yrs 4 mos
Bridgeview, Illinois

Investment & Divestment of Land, Minerals & Royalties



Co-Founder
Repo Coin
Jan 2018 - Present · 4 yrs 3 mos



Business Partner
FHMR, LLC
Aug 2015 - Present · 6 yrs 8 mos
Greater Chicago Area

Real Estate Investing in rentals and rehab flips.



Owner
Tejara Group, LLC
Dec 2002 - Oct 2011 · 8 yrs 11 mos

Reverse Logistics Of Cellular Equipment.



Purchasing Manager
Tejara Group, LLC.
Dec 2002 - Oct 2011 · 8 yrs 11 mos

Education

   **City Colleges of Chicago-Richard J Daley College**

 Manufacturing Engineering

1999 - 2001